UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

TESSCO Technologies Incorporated

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

872386107

(CUSIP Number)

Tim Won

Lakeview Investment Group & Trading Company, LLC

444 W. Lake St. #1900

Chicago, IL 60606

(312) 245-2910

Michael R. Neidell, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107

1	NAME OF REPORTING PERSON

LAKEVIEW INVESTMENT GROUP & TRADING COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,331,591
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,331,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,331,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 872386107

1	NAME OF REPORTING PERSON

ABL MANAGER LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,331,591
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,331,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,331,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 872386107

1	NAME OF REPORTING PERSON

ARI B. LEVY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,331,591
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,331,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,331,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 872386107

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 7, 2021, Lakeview Investment Group & Trading Company, LLC (“Lakeview”) sent a letter to the Board of Directors of the Issuer (the “Board”) proposing to acquire the Issuer at a price equal to $7.50 per share in cash, requesting the Issuer to immediately enter into discussions with Lakeview regarding its proposal and calling upon the Board to commence a robust review of strategic alternatives, including a sale of the Issuer, to maximize value for all stockholders. The full text of the letter to the Board is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board of Directors of the Issuer, dated December 7, 2021.

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CUSIP No. 872386107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2021

LAKEVIEW INVESTMENT GROUP & TRADING COMPANY, LLC

By:	ABL Manager LLC, its manager

By:	/s/ Ari B. Levy
	Name:	Ari B. Levy
	Title:	Manager

ABL MANAGER LLC

By:	/s/ Ari B. Levy
	Name:	Ari B. Levy
	Title:	Manager

/s/ Ari B. Levy
ARI B. LEVY

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